Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-180289

FIXED RATE UNDERLYING SUPPLEMENT
(To the Prospectus dated March 22, 2012 and the
Prospectus Supplement dated March 22, 2012)

HSBC USA INC.

HSBC USA Inc. Fixed Rate Notes

General

HSBC USA Inc. from time to time may offer and sell certain senior unsecured debt obligations (the “Notes”) that pay interest at a fixed coupon rate. This underlying supplement describes certain general terms of the Notes. The applicable free writing prospectus or pricing supplement will specify the specific terms of the Notes.

Notwithstanding anything to the contrary set forth in the accompanying prospectus supplement for Notes, Series 1 dated March 22, 2012 (the “Prospectus Supplement”) and the accompanying base prospectus for debt securities, preferred stock, depositary shares, warrants, purchase contracts and units (the “Base Prospectus”) dated March 22, 2012, this underlying supplement describes additional terms of the Notes.

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the redemption amount you will be entitled to receive upon the maturity of the Notes will equal the principal amount of Notes you hold plus any accrued and unpaid interest. The Notes may be subject to being called by us as described below.

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the Notes will accrue interest at a rate per annum from and including the issue date of the Notes to but excluding the earlier of the maturity date and the Call Payment Date (as defined herein) as the case may be. The applicable free writing prospectus or pricing supplement will set forth the day count convention with regards to your Notes and the Coupon Payment Dates (as defined herein) applicable to the Notes.

For each offering of Notes, the applicable free writing prospectus or pricing supplement will specify the manner in which interest will be calculated on the Notes being offered as well as certain terms specific to such Notes, including:

•	whether interest is payable annually, semi-annually, quarterly, monthly or otherwise;
•	the day count convention by which interest in calculated; and,
•	whether the Notes are callable by the Issuer and the dates on which the Notes are callable.

You should read the applicable free writing prospectus or pricing supplement, this underlying supplement, the Prospectus Supplement and the Base Prospectus carefully before you invest in a particular issuance of the Notes. If the terms described in the applicable free writing prospectus or pricing supplement are different or inconsistent with those described herein, the terms described in the applicable free writing prospectus or pricing supplement will govern the applicable Notes.

An investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page S-1 of this document and page S-3 of the Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the Base Prospectus, the Prospectus Supplement or any free writing prospectus or pricing supplement. Any representation to the contrary is a criminal offense.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

May 1, 2012

TABLE OF CONTENTS

FIXED RATE UNDERLYING SUPPLEMENT

Page

Risk Factors	S-1
Additional Note Terms	S-2

In making your investment decision, you should rely only on the information contained or incorporated by reference in the applicable free writing prospectus or pricing supplement, this underlying supplement, any related underlying supplement, the Prospectus Supplement and Base Prospectus. The information in the applicable free writing prospectus or pricing supplement and any related underlying supplement including this underlying supplement may only be accurate as of the dates of each of these documents, respectively.

The Notes described in the applicable free writing prospectus or pricing supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. The applicable free writing prospectus or pricing supplement, any related underlying supplement including this underlying supplement and the accompanying Prospectus Supplement and Base Prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement, “HSBC,” “we,” “us” and “our” refer to HSBC USA Inc., unless the context requires otherwise.

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Risk Factors

Your investment in the Notes will involve certain risks. We urge you to read the section “Risk Factors” beginning on page S-3 of the Prospectus Supplement and in the applicable free writing prospectus or pricing supplement in addition to the following risk factors relevant to your Notes. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this underlying supplement, the applicable free writing prospectus or pricing supplement and the accompanying Prospectus Supplement and Base Prospectus.

You should not purchase the Notes unless you understand and can bear these investment risks.

The Notes are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus Supplement and Base Prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including Coupons and any return of principal at maturity depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc., our affiliate and the agent for the sale of the Notes, is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

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ADDITIONAL NOTE TERMS

Business Day

A “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Call Provision

The Notes may be redeemable at HSBC’s option, in whole, but not in part, on the Coupon Payment Dates, upon notice on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Coupon. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Coupon payment in respect of Coupon Payment Dates ended on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Coupons in respect of Coupon Payment Dates ending after the Call Payment Date.

The “Call Notice Dates”, if any, will be specified in the applicable free writing prospectus or pricing supplement and will be, unless otherwise specified in the applicable free writing prospectus or pricing supplement, a specified number of scheduled Business Days preceding any or all scheduled Coupon Payment Dates. If a Call Notice Date is not a Business Day, then such Call Notice Date will be the next succeeding Business Day. In no case however will the Call Notice Date be postponed later than the scheduled Business Day before the related Coupon Payment Date.

Coupon

The Coupon payable will be computed on the basis of the Day Count Fraction (as defined below) specified in the applicable free writing prospectus or pricing supplement. The Coupon Rate will be set forth in the applicable free writing prospectus or pricing supplement. The Coupon is paid on each Coupon Payment Date.

If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes – Interest and Principal Payment – Recipients of Interest Payments” on page S-11 in the accompanying Prospectus Supplement.

Coupon Payment Dates, Call Payment Dates and Maturity Date

If (1) a day on which a coupon payment is scheduled to be made (a “Coupon Payment Date”), (2) a day payment is to be made if the Notes are called (a “Call Payment Date”) or (3) the maturity date stated in the applicable free writing prospectus or pricing supplement is not a Business Day, the amounts payable will be paid on the next following Business Day and no interest will be paid in respect of such postponement.

Day Count Fraction

“Day Count Fraction” means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (the “Calculation Period”):

(a)           if “actual/actual” is specified in the applicable free writing prospectus or pricing supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that calculation period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

S-2

(b)           if “actual/365” is specified in the applicable free writing prospectus or pricing supplement, the actual number of days in the Calculation Period divided by 365;

(c)           if “actual/360” is specified in the applicable free writing prospectus or pricing supplement, the actual number of days in the calculation period divided by 360;

(d)           if “30/360” is specified in the applicable free writing prospectus or pricing supplement, the fraction calculated as follows:

Day Count Fraction =	[360 × (Y2 - Y1)] + [30 × (M2 - M1)] + (D2 - D1) 360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the Base Prospectus) with respect to the Notes, the calculation agent will determine any accrued but unpaid interest calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the Base Prospectus.

Survivor’s Option

Unless otherwise specified in the applicable free writing prospectus or pricing supplement, the Notes will not contain a Survivor’s Option.

U.S. Federal Income Tax Considerations

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us.  Interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes.  You should review the discussion set forth in “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax

S-3

Purposes” in the accompanying prospectus supplement.  In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

S-4